SPECTRUM Pharmaceuticals, Inc.

2003 Annual Report

Results
People
Vision



SPPI
NASDAQ
LISTED



RAJESH C. SHROTRIYA, M.D.

Chairman, CEO and President

"Success is achieved not only by vision and strategy, but through careful and consistent implementation of that strategy."

"While we have come far since August 2002, when we unveiled our new strategic plan, we still have a lot of ambitious targets before we achieve our goal of becoming a commercial-stage company with a robust and growing late-stage oncology product portfolio substantially funded by profits from the sale of generic drugs."

Vision

A LETTER FROM THE CEO

I am proud to report that during 2003 we accomplished a remarkable transformation and turnaround of the Company.

At the start of 2003 we were struggling to survive and our common stock faced a possible delisting by NASDAQ. Today, with over $45 million in cash and equivalents, listing on the Nasdaq National Market and multiple strategic alliances worldwide, we believe we are positioned to capitalize on growth opportunities.

ACCOMPLISHMENTS

- Advanced Proprietary Oncology Portfolio
  - **Satraplatin** - Initiated a multi-national Phase 3 pivotal trial as 2nd-line chemotherapy for hormone refractory prostate cancer; Completed a Special Protocol Assessment by the FDA; Received fast-track designation from the FDA
  - **EOquin™** - Initiated and expanded a Phase 2 trial for refractory superficial bladder cancer in Europe
  - **Elsamitrucin** – Initiated and expanded a Phase 2 trial for refractory non-Hodgkin's lymphoma
- Advanced Generic Drug Strategy, **Expanded Portfolio**
  - Filed ANDAs for ciprofloxacin, carboplatin, and fluconazole
  - Received FDA approval for JBCPL facility for manufacture of ciprofloxacin
- Expanded **Strategic Alliances** in Europe, India and in the U.S. for Manufacturing, Supply, Marketing and Distribution
- Enhanced the Depth and Breadth of our **Management Team**
- Secured Over **$55 Million** in Equity Funding Since January 2003
- Returned Common Stock Listing to the **NASDAQ National Market**

While we have come far since August 2002, when we unveiled our new strategic plan, we still have a lot of ambitious targets before we achieve our goal of becoming a commercial-stage company with a robust and growing late-stage oncology product portfolio substantially funded by profits from the sale of generic drugs.

We believe that success is achieved not only by vision and strategy, but through careful and consistent implementation of that strategy. Our people have a passion for excellence and, more importantly, take personal responsibility for making a difference in the lives of patients, while working hard to continue to build value into our company to ultimately benefit our shareholders.



Preclinical
IND
Phase 1
Phase 2
Phase 3
NDA ANDA
Launch
ONCOLOGY
Satraplatin
Prostate Cancer
EOquin™
Bladder Cancer
Radiation Sensitizer
Elsamitrucin
Non-Hodgkin's Lymphoma
GENERICS
Antibacterial
ANDA Filed for Ciprofloxacin
Anticancer
ANDA Filed for Carboplatin
Antiinfective
ANDA Filed for Fluconazole
Multiple
ANDAs Planned to be Filed in 2004 and Beyond
STRATEGIC ALLIANCES
Europe
GPC Biotech AG
Johnson-Matthey PLC
NDDO Research Foundation
India
J.B. Chemicals & Pharmaceuticals Ltd.
FDC Limited
Shantha Biotechnics Pvt. Ltd.
United States
Lannett Company Inc.
Bristol-Myers Squibb Company

Corporate Governance

As a company, we conduct business to the highest of ethical standards, integrity, transparency and discipline, as we believe that good corporate governance is essential for long-term business success. In 2003, along with the rest of Corporate America, we weathered the storms generated by the improprieties of a handful of large corporations, and the consequent public demand for heightened corporate governance. Our management team and board of directors have worked and continue to work diligently with our auditors and legal counsel to ensure that our corporate practices comply with all of the new requirements established by the Sarbanes-Oxley Act, the SEC, and NASDAQ, which apply equally to us as they do to multi-billion dollar companies such as Microsoft or Amgen. According to one survey, the average cost of compliance with new regulations is estimated at approximately $3 million for public companies - a significant sum for small companies such as Spectrum.

SPPI Stock Performance
(9/2002 - 5/2004)


$12
$10
$8
$6
$4
$2
$0
Closing Price
S O N D 03 F M A M J J A S O N D 04 F M A M

Goals for 2004 and Beyond

Our goal for the near-term is to build on the accomplishments of 2003, and to continue the momentum in our clinical trials, the filing of ANDAs, and the expansion of our product portfolio and alliances.

With our existing and planned portfolio of oncology and generic drug products, and with over $100 billion worth of blockbuster drugs coming off-patent in the next 5 years, we believe our potential for growth is substantial. I am sure all of you, our shareholders, are as excited about this future as I am.

In order to realize our growth potential, we also need to continue to recruit the highest caliber professionals. Since stock options are an important compensation tool I intend to continue to utilize in attracting and retaining such people, I believe that passage of the proposed new accounting rule requiring the expensing of stock options would hinder our ability to grow and would likely also produce financial statements that could potentially confuse investors. Accordingly, we join NASDAQ and many emerging technology/growth companies in supporting bipartisan legislation currently before Congress that opposes mandatory expensing of stock options.

We thank our stockholders, employees, board members and strategic partners for their confidence and support of our efforts to become a premier oncology company developing and delivering the next generation of safe and effective cancer therapies.

Specific Goals for the Year 2004

- EOquin™ - Complete Phase 2 Trial Enrollment
- Satraplatin - Initiate Phase 1/2 Trials in Combination with Taxanes and Radiation Therapy in Various Cancers.
- Oncology - Acquire at Least One Clinical-Stage Product Candidate
- Ciprofloxacin - ANDA Approval and Sales in the 2nd Half of 2004
- Generics - File at Least 3 Additional ANDAs

May 14, 2004

RC Shrotriya

Rajesh C. Shrotriya, M.D.
Chairman, CEO and President
Spectrum Pharmaceuticals, Inc
rshrotriya@spectrumpharm.com



Shyam K. Kumaria Thomas M. Speace William M. Pedranti, Esq. Ashok Y. Gore, Ph.D.
Rajesh C. Shrotriya, M.D. Luigi Lenaz, M.D.

The Need

Despite rapid and significant advances in the field of cancer therapy in the past two decades, cancer remains a disease that is exceptionally difficult to treat. Many cancer patients are left with few, if any, treatment options once they become refractory, or resistant, to existing cancer therapies.

Our Approach

Our focus is to acquire and develop next-generation chemotherapies, novel drugs and combination therapies that target cancer indications where current treatments either do not exist or are not effective. These therapeutic agents should address a significant unmet medical need, as well as have the potential to have better efficacy and more favorable safety profiles than existing therapies.

Our Product Candidates

We have three clinical-stage oncology drug candidates, all of which meet our selection criteria:

Satraplatin - Phase 3
Second-line hormone-refractory prostate cancer

Elsamitrucin - Phase 2
Refractory non-Hodgkin's lymphoma

EOquin™ - Phase 2
Refractory superficial bladder cancer

Some or all of our drug candidates may prove to be beneficial in additional cancer indications.

Satraplatin **(Phase 3 - Second-Line Hormone Refractory Prostate Cancer)** is the first orally active, third-generation platinum-derived chemotherapy agent. It is currently in a multi-center, multi-national Phase 3 pivotal trial, the SPARC (Satraplatin and Prednisone Against Refractory Cancer) trial, through our co-development partnership with GPC Biotech AG. The initial indication for satraplatin is second-line chemotherapy for hormone-refractory prostate cancer (HRPC, or prostate cancer that is no longer responding to hormone therapy), for which it has received fast track designation from the FDA.

For those patients who fail first-line chemotherapy, there are currently no approved treatment regimens. In fact, to the best of our knowledge, satraplatin is the only product candidate currently in clinical development as second-line chemotherapy for HRPC, and as such, is not expected to face significant competition for patient enrollment from other drugs. Under a Special Protocol Assessment received from the FDA, results from this trial will serve, if positive, as the basis for a New Drug Application, which is expected to be submitted to the FDA in 2006.



Platinum compounds continue to represent one of the most widely used chemotherapeutic agents for treatment of various types of cancer. When compared with platinum-based chemotherapies currently on the market, such as cisplatin, carboplatin and oxaliplatin, satraplatin has several potential advantages:

- **Orally Active**
  - All of the marketed platinum agents are administered intravenously, either at a hospital or an outpatient clinic. An orally administered platinum-derived chemotherapeutic agent may therefore offer important clinical and commercial advantages, including ease of administration and patient convenience which, in turn, would potentially lead to improved patient compliance as well as potential cost savings to patients and the healthcare system.
- **Favorable Safety Profile**
  - The use of some of the existing platinum agents is typically associated with debilitating and potentially treatment-limiting side effects such as kidney toxicity and nervous system toxicity, including hearing damage due to auditory nerve damage. In contrast, in clinical trials conducted to date, satraplatin use has not been associated with any of these side effects.

- **Potential Broad Applicability with Less Cross Resistance**
  - In clinical and preclinical studies conducted to date, satraplatin has demonstrated preliminary evidence of anti-tumor activity in multiple cancer types, including ovarian and small cell lung cancer, as well as minimal or no cross resistance in cell lines resistant to the currently marketed platinum derivatives.

In addition, studies have shown that satraplatin retains its activity in tumor cells resistant to taxane compounds, including Taxotere®, which is used for first-line treatment of HRPC. We expect the majority of patients in the ongoing SPARC trial to have been treated with and failed this first-line chemotherapy.



Together with our co-development partner, GPC Biotech, AG, we are planning to initiate a number of phase 1/2 trials of satraplatin in combination with taxanes or other cytotoxic chemotherapies, or with radiation therapy to further evaluate the antitumor activity of satraplatin. We hope to have data from some of these trials as early as 2005.

In 2003, multi-year follow-up data on satraplatin as a first-line chemotherapy for HRPC was presented at one of the largest and most prestigious cancer meetings, the American Society of Clinical Oncology (ASCO) Annual Meeting. The trial was initiated in June 1998 by Bristol-Myers Squibb. The satraplatin-treated group demonstrated statistically significant doubling, compared to the control group, in time to disease progression (defined as progression-free survival), which is the principal endpoint of the ongoing SPARC trial.

Multi-year follow-up data presented at ASCO 2003


Progression-Free Survival
Percent Survival
100
90
80
70
60
50
40
30
20
10
0
0
3
6
9
12
15
18
21
24
27
Months
P=0.023
Prednisone +Satraplatin

A "p" value of less than 0.05 shows there is a statistically significant effect of satraplatin between the treated group and the control group.



GINO LENAZ, M.D.

President, Oncology Division

We pride ourselves on our ability to recognize and further develop commercially viable compounds which may have been overlooked or underdeveloped by other companies.

We are aggressively evaluating a number of opportunities in the oncology area, our established strategic focus, and hope to acquire at least one clinical-stage product candidate in 2004.

Prostate Cancer

Prostate cancer is the second leading cause of cancer deaths in men. According to the American Cancer Society, approximately 230,110 new cases and 29,990 deaths will occur in the U.S. during 2004.

The initial treatment of prostate cancer includes surgery along with radiation and hormonal therapy. The average duration of response to initial hormonal treatment is 18 months.

If the disease progresses after the initial hormonal treatment, it is considered hormone refractory. Approximately 25 percent of patients progress to HRPC. For those patients failing hormone therapy, treatment currently involves a limited number of options, including first-line chemotherapy which is non-curative and is typically limited to improvement of symptoms of cancer with only limited prolongation of survival.

For those patients who fail first-line chemotherapy, there are no currently approved second-line treatment regimens. If approved, satraplatin will be the first drug available for the treatment of these patients.



Non-Hodgkin's Lymphoma (NHL)

Non-Hodgkin's lymphoma is a tumor arising from the lymph nodes. According to the American Cancer Society, an estimated 54,370 new cases and 20,730 deaths will occur from non-Hodgkin's lymphoma in 2004 in the U.S.

In early stages, localized diseased lymph nodes can be treated with radiation therapy. Later stages of this disease are treated with chemotherapy or with chemotherapy plus radiation and targeted therapeutic antibodies, including Rituxan®, depending on the type of non-Hodgkin's lymphoma.

For highly refractory patients failing multiple treatment modalities, treatment alternatives are currently limited, with no FDA approved treatments available. We believe elsamitrucin may prove to be an important addition in treating refractory NHL patients because it has shown some activity when used alone and it has exhibited a relatively low level of associated toxicity.

Elsamitrucin **(Phase 2 - Refractory Non-Hodgkin's Lymphoma)** is an anti-tumor antibiotic that acts as a dual inhibitor, that is, it inhibits two key enzymes involved in DNA replication, topoisomerase I and II. By doing so, elsamitrucin is thought to lead to DNA breaks that prevent the correct replication of DNA and ultimately result in cancer cell death. In April 2004, we initiated a Phase 2 trial of elsamitrucin in its initial indication, refractory non-Hodgkin's lymphoma (NHL), to better define the appropriate patient population for subsequent pivotal trials.

The design of the Phase 2 trial builds on a previous phase 2 trial conducted by Bristol-Myers Squibb. The trial had enrolled 31 patients with refractory NHL, of whom approximately 60% had failed at least two prior treatment regimens. The data demonstrated initial evidence of anti-tumor activity for elsamitrucin as a single agent, with a 25% objective response rate in this difficult-to-treat patient population, as well as a favorable side effect profile, notably, minimal toxicity to bone marrow.



EOquin™ (Phase 2 - Refractory Superficial Bladder Cancer)

EOquin™ (Phase 2 - Refractory Superficial Bladder Cancer) is a synthetic prodrug, a compound which requires transformation in the body to become the active drug. EOquin is preferentially activated to kill cancer cells by certain enzymes which are present in higher levels in cancer cells than in normal cells. This activation could prove to be a mechanism with less risk of harming normal body cells. We are currently conducting a Phase 2 trial, initiated in November 2003, to evaluate EOquin's efficacy and safety in its initial indication, refractory superficial bladder cancer (cancer which has not invaded the muscle of the bladder wall.) We expect to complete enrollment in this trial by year-end 2004,

We plan to present updated results from a previously completed Phase 1 trial of EOquin at the British Association of Urological Surgeons conference on June 21-25, 2004. We are very encouraged by preliminary data from this Phase 1 trial, which were presented in November 2003 in Boston at the American Association of Cancer Research-National Cancer Institute-European Organization for the Research and Treatment of Cancer Meeting. The data demonstrated that EOquin was well tolerated, with no systemic toxicity. More importantly, EOquin demonstrated an initial indication of anti-tumor activity against superficial bladder cancer, as evidenced by six of eight patients showing a complete response (complete disappearance of the tumor as confirmed by biopsy) after receiving six treatments with EOquin over a period of six weeks. Of these six patients, none has experienced a recurrence, and two were free of tumor recurrence at the end of 12 months.

Another potential indication for EOquin currently under preclinical investigation is the anti-tumor activity of EOquin in combination with radiation therapy in multiple cancer types. Previous in vitro data indicate that EOquin may have preferential cytotoxic activity against hypoxic cells, i.e., cells that have lower-than- normal oxygen levels, versus normally oxygenated cells. Although radiation therapy, along with chemotherapy, continues to be the primary treatment for a number of cancers, radiation therapy is thought to be less effective in hypoxic cells. Therefore, pre-treatment with EOquin may 'prime' certain types of cancer cells to respond better to radiation therapy.

Our Risk-Balanced Strategy

We have designed our oncology strategy to address the high risk, high cost, and long timelines inherent in the drug development process. Acquisition of clinical-stage product candidates should better position us to generate product revenues earlier than if we attempted to discover these drugs in-house.

This strategy is also generally cost-effective, as it leverages the investment made in the product candidate by the original owner and reduces the risk of product failure, which is higher with early-stage products.

Each of our existing drug candidates aims to fulfill the unmet medical needs of patients with refractory cancer, thus increasing the likelihood of expedited regulatory review and potential marketing exclusivity through fast track and orphan drug designation, respectively, by the FDA.



Bladder Cancer

The American Cancer Society estimates that there will be 60,240 new cases and 12,710 deaths from bladder cancer in 2004 in the U.S. Superficial bladder cancer accounts for 75 to 80 percent of all cases of bladder cancer at first diagnosis.

The initial treatment of this cancer is surgical removal of the tumor. Because of the high frequency of early recurrences of the tumor, patients are usually prescribed additional therapy to prevent or delay such recurrences.

This additional therapy generally consists of immunotherapy or chemotherapy drugs instilled directly into the bladder.

GENERIC



Strategy

There exists a tremendous opportunity in the U.S. generic drug market with $100 billion worth of blockbuster drugs coming off-patent in the next 5 years. We believe we have a unique knowledge base and expertise within Spectrum Pharmaceuticals to take advantage of this opportunity.

The experience and relationships of our team make it possible to enter into alliances for generic drug products with high-quality, low-cost international pharmaceutical manufacturing companies. This allows us to compete for a share of the growing generic drug market.



Once a generic drug candidate is identified and sourcing of either the active pharmaceutical ingredient (API) or the dosage form is secured, we begin to apply our expertise to the development and regulatory approval processes. For generic drugs, the regulatory approval process includes preparation and submission to the Food and Drug Administration (FDA) of an Abbreviated New Drug Application (ANDA).

Ciprofloxacin is a synthetic, broad-spectrum antimicrobial agent that is indicated for the treatment of infections caused by susceptible strains of microorganisms in certain diseases. Ciprofloxacin is available in multiple dosage forms including tablets, oral suspension, IV infusion and ophthalmic preparations.

Our ANDA for ciprofloxacin tablets is currently under review by the FDA. J.B. Chemicals and Pharmaceuticals, Ltd. (JBCPL), our India-based manufacturing partner, will manufacture generic ciprofloxacin in their FDA-approved facility.

The total U.S. market size for branded forms of ciprofloxacin is estimated at over $1.2 billion dollars. The branded form of ciprofloxacin tablets, Cipro®, is marketed by Bayer Pharmaceuticals Corp. The pediatric exclusivity granted to Bayer Pharmaceutical Corp. for Cipro® by the FDA will expire in June 2004. Following the expiration of the pediatric exclusivity period and subject to FDA approval of our ANDA, we intend to begin marketing and selling the tablet dosage form of ciprofloxacin. The Lannett Company, Inc. will be our exclusive distributor of generic ciprofloxacin in the U.S..

The ANDA Process

The ANDA, or Abbreviated New Drug Application, is the process created by the Drug Price and Patent Registration Act of 1984 for the accelerated approval of generic drugs. Among the many topics that must be covered in an ANDA, the sponsor must demonstrate that the generic form of the drug has both bio-equivalence and chemical equivalence to the reference listed brand-name product, and that distribution of the generic drug will not infringe any existing patent(s) and is otherwise lawful. In addition, the plant which manufactures the drug must pass the stringent requirements of the U.S. FDA.



Carboplatin is an injectable, chemotherapeutic agent for the treatment of cancer. It is indicated for the initial treatment of advanced ovarian carcinoma in combination with other approved chemotherapeutic agents and for the palliative treatment of patients with ovarian carcinoma recurrent after prior chemotherapy, including patients treated with cisplatin. Our ANDA for the injectable form of carboplatin is currently under review by the FDA.

The total U.S. market size for the branded version of carboplatin, Paraplatin®, is estimated at approximately $770 million.

The U.S. patent for Paraplatin®, marketed by Bristol-Myers Squibb Co., will expire in October 2004. We expect sales of our generic carboplatin to begin in 2005, subject to approval of our ANDA by the FDA.

Fluconazole is a synthetic antifungal agent indicated for the treatment of localized and systemic fungal infections. Fluconazole is available in multiple dosage forms including tablets, oral suspension and IV infusion. Our ANDA for the generic version of fluconazole tablets on behalf of JBCPL, who will manufacture generic fluconazole, is currently under review by the FDA.

The total U.S. market size for branded versions of fluconazole is estimated at approximately $660 million. We expect sales of our generic fluconazole tablets to begin in 2005, subject to approval of our ANDA by the FDA.

"We look forward to filing at least three additional ANDAs in 2004, and an additional 10 or more ANDAs over the next 2-3 years."





ASHOK GORE, PH.D.

Vice President, Pharmaceutical Operations & Regulatory Compliance

Over the past 18 months, we have made significant progress in our generics program, from just a strategy to an aggressive program with four differentiated platforms, namely Oral, Injectable, Ophthalmic/Otic, and Biological products.

We look forward to filing at least three additional ANDAs in 2004, and an additional 10 or more ANDAs over the next 2-3 years.



FRED DEFESCHE

Pharmaceutical Operations & Product Development

We believe generic versions of injectable oncology products represent a significant and underserved market opportunity characterized by higher barriers to entry and a need for high-level product development and regulatory expertise.

We have already entered this field by filing an ANDA for carboplatin injection, and plan to file ANDAs for several additional injectable oncology products over the next few years.



TOM SPEACE

Vice President, Marketing & Sales

Through alliances with leading companies worldwide, Spectrum has access to generic drug development, manufacturing and distribution capabilities comparable with that of large generics companies, without requiring any investment in facilities and infrastructure from Spectrum.

We believe that this strategy, combined with our generics division of highly experienced professionals with over 60 years of combined generic drug manufacturing and distribution experience, will continue to contribute to the overall success of Spectrum Pharmaceuticals.

We have already achieved several important milestones in 2003 and are rapidly moving forward with additional FDA filings and our first product launch in 2004.

Manufacturing & Distribution Alliances

We have focused on seeking manufacturing alliances with active pharmaceutical ingredients (APIs) and dosage form companies worldwide that have demonstrated the expertise and capability to produce high-quality cost-effective products and the production capacity to supply a distribution program to the U.S.

We will continue to seek new alliances worldwide that expand the portfolio of generic drug candidates available to us and advance our overall Generic Drug Strategy.

NeoJB

Bombay Stock Exchange: JBCPL

J.B. Chemicals & Pharmaceuticals Ltd. (JBCPL) operates 11 manufacturing facilities in India, which produce APIs, intermediates and finished dosage form pharmaceuticals.



Manufacturing scale has been critical to JBCPL's success. With sales of its products to 50 countries around the world, JBCPL is well positioned to be a competitive source of generic drugs to Spectrum in the U.S.

In 2002 Spectrum and JBCPL formed a joint venture, NeoJB LLC, an 80/20% joint venture of Spectrum and a subsidiary of JBCPL, respectively. Initial generic drug candidates available to Spectrum through this alliance include ciprofloxacin and fluconazole.

FDC

Bombay Stock Exchange: FDC

FDC Limited (FDC), based in Mumbai, India, has been manufacturing pharmaceuticals for over 60 years. FDC manufactures API's and oral, ophthalmic and otic drugs at their FDA approved manufacturing facilities, and is actively selling APIs in the U.S. market.

In 2003 Spectrum and FDC entered into an agreement where Spectrum plans to file ANDAs for certain ophthalmic drugs manufactured by FDC, and upon approval by the FDA, oversee the marketing of those products in the U.S.

SHANTHA BIOTECHNICS

Shantha Biotechnics Pvt. Ltd. is engaged in the development, manufacture and commercialization of human healthcare products produced by recombinant technology for the detection and treatment of cancer and infectious and cardiovascular diseases.

The company was founded in 1993, and has been the recipient of 70 International awards for innovative works in healthcare products.

In 2004 Spectrum entered into a marketing and distribution alliance to register, market and distribute certain oncology biologics, cancer diagnostics and some vaccines in the U.S.

LANNETT

AMEX: LCI

Lannett Company, Inc., based in Philadelphia, has over 60 years of experience and expertise in marketing and distributing generic drugs in the U.S..

In August 2003 Spectrum entered into a distribution agreement with Lannett, where Spectrum will exclusively supply and Lannett will exclusively distribute generic ciprofloxacin tablets in the U.S. market.

Results

2003 Accomplishments

Oncology

- ✔ Launched Satraplatin Phase 3 Trial with GPC Biotech AG
- ✔ Received Satraplatin Fast Track Designation
- ✔ Presented Satraplatin Follow-Up Data at ASCO 2003
- ✔ Launched EOquin™ Phase 2 Trial
- ✔ Presented EOquin Phase 1 Trial Data at AACR-NCI-EORTC

Generics

- ✔ Filed ANDA for Ciprofloxacin
- ✔ Filed ANDA for Carboplatin
- ✔ Filed ANDA for Fluconazole
- ✔ FDC Alliance (Generics Manufacturing)
- ✔ Lannett Alliance (Generics Distribution)

Other

- ✔ Secured Over $30 Million in Equity Financing
- ✔ Informed Investors Forum
- ✔ BioMilano Conference
- ✔ Westergaard Small Cap Conference
- ✔ Rodman & Renshaw Techvest Conference

Goals for 2004 & Beyond

Oncology

- ✔ Expand Satraplatin Phase 3 Trial in Europe
- Initiate Phase 1/2 Trials of Satraplatin (w taxanes and radiation therapy in various cancers)
- ✔ AACR: Satraplatin In Vitro Efficacy in Prostrate Cancer
- ✔ Cancer Therapeutics Conference: Satraplatin In Vitro Efficacy in Taxane Resistant Tumors
- ✔ Launch Elsamitrucin Phase 2 Trial 4/2004
- Complete EOquin™ Phase 2 Trial Enrollment - YE 2004
- Acquire At Least One Additional Oncology Asset

Generics

- ✔ Receive FDA Approval of JBCPL Facility
- Receive ANDA Approval for Ciprofloxacin
- JBCPL Investment - $750K
- Launch of Ciprofloxacin - 2H 2004
- Launch of Carboplatin - 2005
- Launch of Fluconazole - 2005
- File At Least 3 Additional ANDAs - 2H 2004
- ✔ Shantha Biotechnics Alliance (Oncology Biologics, Biogenerics, Diagnostics, Vaccines)

Other

- ✔ Completed $25 Million Equity Financing
- ✔ Return to NASDAQ National Market Listing
- Present at Investment/Industry Conferences

Executive Officers

Rajesh C. Shrotriya, M.D.
Chairman of the Board, Chief Executive Officer & President

Luigi Lenaz, M.D.
President, Oncology Division

Shyam K. Kumaria
Vice President, Finance

Management Team

Ashok Y. Gore, Ph.D.
Vice President, Pharmaceutical Operations & Regulatory Compliance

William N. Pedranti, Esq.
Vice President, General Counsel

Thomas M. Speace
Vice President, Marketing, Business Development & Sales

Shanta Chawla, M.D.
Director, Medical & Regulatory Affairs

Michael J. Van Vorhis
Director, Communications

Rosemarie Rosales, M.D.
Assistant Director, Medical Research

Frederik R. Defesche
Senior Manager, Product Development & Pharmaceutical Operations

Board of Directors

Rajesh C. Shrotriya, M.D.
Chairman of the Board, Chief Executive Officer & President, Spectrum Pharmaceuticals, Inc.

Ann C. Kessler, Ph.D.
Former Director of International Project Management and former Director of the Division of Exploratory Research, Hoffman-La Roche

Armin M. Kessler
Former Chief Operating Officer, Hoffman-La Roche; former Director of Marketing Worldwide, Sandoz

Anthony E. Maida, III, MA, MBA
Chairman, BioConsul Drug Development Corporation, Member of the Advisory Board of Innovera Life Sciences Fund and Novel Bioventures LLC, and the Scientific Advisory Board of EndPoint Ventures

Dilip J. Mehta, M.D., Ph.D.
Former Senior VP, U.S. Clinical Research, Pfizer Inc.

Paul H. Silverman, Ph.D., D.Sc.
Executive Associate, American Academy of Arts and Sciences, Western Center; Past Associate Chancellor for the Center for the Health Sciences, University of California, Irvine; Past Director of Scientific Affairs, Beckman Instruments, Inc.

Julius A. Vida, Ph.D.
President, Vida International Pharmaceutical Consultants; Former VP, Business Development, Licensing & Strategic Planning, Bristol-Myers Squibb Company

Retiring from Board on July 9, 2004

Carol O'Cleireacain, Ph.D.
Visiting Fellow, The Brookings Institution, Past Director of the New York City Office of Management and Budget

Mark J. Glasky
Senior Vice President & Regional Manager, Commercial Banking Center, Bank of the West

Scientific Advisory Board

Satya Agarwala, M.D.
Chairman, Cliphamed Consultants Pvt. Ltd., Mumbai India, Agarwala & Associates, Mumbai India, Board Member, JBCPL, Mumbai India

Hagop Kantarjian, M.D.
The MD Anderson Hospital and Tumor Institute, Houston, TX

Enrico Mihich, M.D.
Grace Cancer Drug Center, Roswell Park Cancer Institute, Buffalo, NY

Herbert M. Pinedo, M.D., Ph.D.
University Hospital Vrije Universiteit, Department of Oncology, Amsterdam, The Netherlands

Derek Raghavan, M.D., Ph.D.
Cleveland Clinic, Cleveland, OH

Eric Rowinsky, M.D.
Institute for Drug Development Cancer Therapy and Research Center San Antonio, TX

SPECTRUM
Pharmaceuticals, Inc.

Independent Auditors
Kelly & Company
Costa Mesa, CA

Transfer Agent
U.S. Stock Transfer Corporation
Glendale, CA

SEC Form 10-K
Please see the enclosed Annual Report on Form 10-K filed with the Securities and Exchange Commission for a more detailed description of the Company's business, financial and other information. This Form 10-K Report is also available without charge upon written request to:

Investor Relations
Spectrum Pharmaceuticals, Inc.
157 Technology Drive
Irvine, CA 92618

or send e-mail to:

IR@spectrumpharm.com

Corporate Headquarters
157 Technology Drive
Irvine, California 92618
Tel: (949) 788-6700
Fax: (949) 788-6706

Website
www.spectrumpharm.com

Market for Common Stock
NASDAQ National Market
Trading Symbol:

SPPI

This report contains forward-looking statements regarding future events and the future performance of Spectrum Pharmaceuticals, Inc. that involve risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

These statements include but are not limited to statements that relate to our business, strategy and future, our goal of becoming a commercial-stage company with a robust and growing late-stage oncology product portfolio, the ability of our generic business to generate profits, our ability to capitalize on growth opportunities, our ability to build value into the company to benefit our shareholders, our ability to comply with corporate governance requirements, our potential for growth, our ability to become a premier oncology company developing and delivering the next generation of cancer therapies, our stock performance, the effectiveness of our "risk balanced-strategy", our financial position, the expectation and timing of future revenue, sales and milestone payments, the commercialization of our drug candidates, the acquisition of additional drug compounds, the timing, success and number of our future regulatory filings, the timing and success of our clinical trials, the success of our drug candidates in their initial indications and other potential indications, the safety and efficacy of our drug candidates, competition in the satraplatin trials, satraplatin's potential advantages, the advantages of an orally administered platinum agents, our ability to recognize and develop commercially viable compounds, the market for generic versions of injectable oncology products, our ability to establish new and develop our current strategic alliances, the capabilities of our strategic alliance partners, the capabilities of our management team, and any statements that relate to the intent, belief, plans or expectations of the company or its management, or that are not a statement of historical fact.

Risks that could cause actual results to differ include the possibility that our existing drug candidates may not prove safe or effective, the possibility that our existing drug candidates may not receive approval from the FDA in a timely manner or at all, the possibility that our drugs may not receive expedited regulatory review, the possibility that our existing drug candidates, if approved, may not be more effective, safer or more cost efficient that competing drugs and therefore may not be successfully commercialized, the possibility that pre-clinical or early clinical data may not be indicative of future results, the possibility that patients may not prefer orally active drugs, the possibility that injectable drugs may not be preferable by patients, the possibility that another therapy may compete with satraplatin for patient enrollment, the possibility that our efforts to acquire or in-license and develop additional drug candidates may fail, the possibility that we may never achieve any milestones under our license agreements, our lack of revenues and need for additional financing, our limited experience in establishing strategic alliances, our limited marketing experience, our limited experience with the generic drug industry, our management's limited experience working together, the size of the branded-drug market does not accurately reflect the size of the generic market, our dependence on third parties for clinical trials, the possibility that our strategic alliance partners' efforts may not be satisfactory, the possibility that past stock performance may not be indicative of future results, the volume of corporate governance standards, and other risks that are described in further detail in the Company's reports filed with the Securities and Exchange Commission.

010405-002500